

December 21, 2011

Via Email
Shelly Schaffer
Chief Financial Officer
Support.com, Inc.
1900 Seaport Boulevard, 3rd Floor
Redwood City, CA 94063

      Re: **Support.com, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 11, 2011
               Form 8-K filed May 31, 2011
               File No. 000-30901

Dear Ms. Schaffer:

We have reviewed your letter dated November 28, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 16, 2011.

Form 8-K filed May 31, 2011

1.   You do not appear to have filed an amended Form 8-K disclosing your decision as to how frequently you will include a shareholder vote on the compensation of executives in your proxy materials. See Item 5.07(d) of Form 8-K. Please advise.

You may contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or Evan Jacobson, Attorney-Advisor, at (202) 551-3428 if you have questions. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief